Exhibit (a)(7)

March 3, 2009

Dear Fellow Stockholder:

WE URGE YOU NOT TO ACCEPT ROCHE’S OFFER—

WE BELIEVE IT SUBSTANTIALLY UNDERVALUES YOUR INVESTMENT

We recently sent to you Genentech’s Schedule 14D-9, which contains the recommendation by the Special Committee of your Board of Directors that you NOT tender into Roche’s recent unsolicited tender offer. As described in those materials, the Special Committee—which was appointed solely to protect your interests as a minority public owner of Genentech—unanimously determined that Roche’s tender offer price of $86.50 is inadequate and not in the best interest of any Genentech stockholder, besides Roche and its affiliates.

In reaching its determination, the Special Committee took many factors into account, including its confidence in Genentech’s 2008 Financial Plan, which implies that your investment has a value significantly in excess of Roche’s tender offer price. As you know, Genentech has a remarkable history of achievement, built on the strength of its unparalleled research and development organization, its robust and promising product pipeline, and its industry-leading commercial and financial success. We strongly believe in Genentech’s ability to continue to deliver superior value for all of its stockholders.

Additionally, the Special Committee believes that Roche’s offer does not adequately compensate you for the benefits Roche would gain from full ownership of Genentech, including both commercial and strategic advantages.

You should also be aware that, following Roche’s initial proposal of $89 in July 2008, the Special Committee engaged in an active and open process with Roche in a good faith attempt to achieve a higher price for your shares. We consistently indicated our willingness to consider an offer from Roche that reflects the full and fair value of Genentech and the significant benefits to Roche of full ownership. It is ironic that even after our many efforts to engage in constructive dialogue, Roche not only refused to increase its initial offer, and refused to engage in productive negotiations with the Special Committee—it reduced its offer price to $86.50 per share. Since the Special Committee continues to believe that the $89 price substantially undervalues your company, we clearly also believe that you should not allow Roche to purchase your shares at the $86.50 price.

PROTECT THE VALUE OF YOUR INVESTMENT—DO NOT TENDER YOUR SHARES

The Special Committee unanimously recommends that you reject Roche’s offer and not tender your shares into the Roche offer. If you have previously tendered your shares, we urge you to withdraw them immediately, to ensure that they are not purchased by Roche should its offer expire as scheduled on March 12, 2009:

•	If you tendered your shares through a bank, broker, or other custodian, you may instruct that custodian to immediately arrange for the withdrawal off your shares.

•	If you are a record holder and wish to withdraw your shares, please refer to the instructions described on page 49 of Roche’s Offer to Purchase entitled “4. Withdrawal Rights.”

If you have any questions or need any assistance, please contact our information agent Innisfree M&A Incorporated, toll-free at 877-750-9499. Banks and Brokers may call Innisfree collect at 212-750-5833.

We appreciate your support.

Sincerely,

The Special Committee of the Genentech Board of Directors

Charles A. Sanders, M.D.
Herbert W. Boyer, Ph.D.
Debra L. Reed

Important Legal Information

In connection with the tender offer commenced by Roche Investments USA Inc. and Roche Holding Ltd (“Roche”), Genentech has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genentech’s stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Roche’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that Genentech has filed with the SEC are available at the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This letter contains forward-looking statements regarding Genentech’s future financial and operating results and other statements regarding Genentech’s intentions, beliefs, expectations, plans, prospects, or predictions for the future. These forward-looking statements are based on Genentech’s opinions and estimates and involve risks and uncertainties, and the cautionary statements set forth below and those contained in “Risk Factors” in Genentech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 identify important factors that could cause Genentech’s actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, Genentech’s inability to execute its 2008 Financial Plan; regulatory actions or delays; failure to obtain or maintain, or changes to, FDA or other approvals; difficulty in obtaining materials from suppliers; unexpected safety, efficacy or manufacturing issues for Genentech or its contract/collaborator manufacturers; difficulty in enrolling patients in clinical trials; the need for additional data, data analysis or clinical studies; biologic license application (BLA) preparation and decision making; increased capital expenditures, including greater than expected construction and validation costs; product withdrawals or suspensions; competition; efficacy data concerning any of Genentech’s products which shows or is perceived to show similar or improved treatment benefit at a lower dose or shorter duration of therapy; pricing decisions by Genentech or its competitors; Genentech’s ability to protect its proprietary rights; the outcome of, and expenses associated with, litigation or legal settlements; variations in collaborator sales and expenses; Genentech’s indebtedness and ability to pay its indebtedness; fluctuations in contract revenue and royalties; actions by Roche that are adverse to Genentech’s interests; the outcome of, or developments concerning, Roche’s tender offer; decreases in third party reimbursement rates; greater than expected income tax rate; current macro-economic and financial market conditions; the ability of wholesalers to effectively distribute Genentech’s products; inventory write-offs and increased cost of sales; changes in accounting or tax laws or the application or interpretation of those laws; increased R&D, marketing, general and administrative, stock based compensation, environmental and other expenses; and the outcome of any litigation related to the initial $89.00 Roche proposal, Roche’s tender offer or the Special Committee’s recommendation to stockholders. Other than as required by law, including the Securities Exchange Act of 1934, Genentech disclaims and does not undertake any obligation to update or revise any forward-looking statements in this letter.